

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
3301 Agriculture Drive
Madison, WI 53716

> **Re: Cellectar Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2018**
> **File No. 333-225675**

Dear Mr. Caruso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: Joshua B. Erekson, Esq.